Exhibit 3.3

CB-192231

Certificate of Incorporation

I, MELANIE E. RIVERS-WOODS Assistant Registrar of Companies of the Cayman Islands DO HEREBY CERTIFY, pursuant to the Companies Law CAP. 22, that all requirements of the said Law in respect of registration were complied with by

Offshore Group Investment Limited

an Exempted Company incorporated in the Cayman Islands with Limited Liability with effect from the 30th day of July Two Thousand Seven

Given under my hand and Seal at George Town in the
Island of Grand Cayman this 30th day of July Two Thousand Seven
[seal of registrar]
/s/ Melanie E. Rivers-Woods

Assistant Registrar of Companies,
Cayman Islands